SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___ )

Center Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40443E100

(CUSIP Number)

Stuart J.S. Gulland
Center Trust, Inc.
3500 Sepulveda Boulevard
Manhattan Beach, CA 90266
(310) 546-4520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2002

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 40443E100	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Edward D. Fox, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 909,849

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 909,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 40443E100	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Stuart J.S. Gulland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom of Great Britain and Northern Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 324,797

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 324,797

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 40443E100	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Edward A. Stokx

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 153,871

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 153,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,871

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 40443E100	13D	Page 5 of 11 Pages

Item 1. Security and Issuer.

          This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Center Trust, Inc., a Maryland corporation (the “Company”). The Company’s principal executive offices are located at 3500 Sepulveda Boulevard, Manhattan Beach, California, 90266.

Item 2. Identity and Background.

          (a) — (c) This Schedule 13D is being filed by Edward D. Fox, Jr., Stuart J.S. Gulland and Edward A. Stokx (collectively, the “Reporting Persons”). Mr. Fox is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Gulland is the President and Chief Operating Officer of the Company. Mr. Stokx is the Chief Financial Officer and Secretary of the Company. The Company is a self-administered and self-managed real estate investment trust that engages in the ownership, management, leasing, redevelopment, acquisition and development of retail shopping centers in the western United States. The business address of each of the Reporting Persons, and of the Company, is 3500 Sepulveda Boulevard, Manhattan Beach, California, 90266.

          (d), (e) During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Fox and Mr. Stokx are United States citizens. Mr. Gulland is a citizen of the United Kingdom of Great Britain and Northern Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

     The Company has entered into an Agreement and Plan of Merger, dated as of November 5, 2002 (the “Merger Agreement”), with Pan Pacific Retail Properties, Inc., a Maryland corporation (“Pan Pacific”), and MB Acquisition, Inc., a Maryland corporation and a wholly-owned subsidiary of Pan Pacific (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Pan Pacific.

     As a condition and inducement to Pan Pacific entering into the Merger Agreement, each of the Reporting Persons entered into a voting agreement, dated as of November 5, 2002 (the “Management Voting Agreement”), with Pan Pacific relating to the shares of Common Stock owned by them. Pan Pacific did not pay any additional consideration to the Reporting Persons in connection with the execution and delivery of the Management Voting Agreement.

CUSIP No. 40443E100	13D	Page 6 of 11 Pages

     Pursuant to the Management Voting Agreement, each Reporting Person has agreed, among other things, to vote his shares of Common Stock and any other shares of Common Stock acquired by such Reporting Person after the date of the Management Voting Agreement and prior to the termination of the Management Voting Agreement (collectively, the “Subject Management Shares”), (i) in favor of adoption of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (ii) against any action, proposal, transaction, or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of any Reporting Person under the Management Voting Agreement, and (iii) except as otherwise agreed to in writing in advance by Pan Pacific, against the following actions or proposals: (a) any Acquisition Proposal (as defined in the Merger Agreement); and (b)(1) any change in the persons who constitute the board of directors of the Company as of the date of the Management Voting Agreement (or their successors who were so approved); (2) except as permitted in the Merger Agreement, any change in the present capitalization of the Company or any amendment to the Company’s charter or bylaws; (3) any other material change in the Company’s corporate structure or business; or (4) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement.

     Under the Management Voting Agreement, each Reporting Person appointed Stuart A. Tanz, or in his absence, Joseph B. Tyson or such other designee as may be certified by Stuart A. Tanz, as such Reporting Person’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent until the termination of the Management Voting Agreement with respect to the Subject Management Shares in accordance with the requirements of the Management Voting Agreement described in the immediately preceding paragraph. In addition, each Reporting Person agreed not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (each, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Management Shares, (ii) exercise any option or similar right to purchase any additional shares of Common Stock or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Management Voting Agreement.

     The Management Voting Agreement will terminate upon the earlier to occur of (i) the mutual consent of Pan Pacific and each Reporting Person, (ii) the effective time of the Merger and (iii) the date of the termination of the Merger Agreement in accordance with its terms.

     Also as a condition and inducement to Pan Pacific entering into the Merger Agreement, Lazard Frères Real Estate Investors, L.L.C., a New York limited liability company (“Lazard”), LF Strategic Realty Investors L.P., a Delaware limited partnership (“LF Investors”), Prometheus Western Retail Trust, a Maryland real estate investment trust (“Prometheus”), and Prometheus Western Retail, L.L.C., a Delaware limited liability company (“Prometheus LLC”), (each of Lazard, LF Investors, Prometheus and Prometheus LLC, is herein referred to as a “Lazard Entity” and together as the “Lazard Entities”), entered into a voting agreement, dated as of November 5, 2002 (the “Lazard Voting Agreement”), with Pan Pacific relating to 13,405,660 shares of

CUSIP No. 40443E100	13D	Page 7 of 11 Pages

Common Stock owned by the Lazard Entities. Pan Pacific did not pay any additional consideration to the Lazard Entities in connection with the execution and delivery of the Lazard Voting Agreement.

     Pursuant to the Lazard Voting Agreement, each of the Lazard Entities have agreed, among other things, to vote its shares of Common Stock and any other shares of Common Stock acquired by it after the date of the Lazard Voting Agreement and prior to the termination of the Lazard Voting Agreement (collectively, the “Subject Lazard Shares”), (i) in favor of adoption of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions directly required in furtherance thereof), (ii) against any action, proposal, transaction, or agreement which, to the knowledge of any of the Lazard Entities, is intended to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of any of the Lazard Entities under the Lazard Voting Agreement, and (iii) except as otherwise agreed to in writing in advance by Pan Pacific, against the following actions or proposals: (a) any Acquisition Proposal (as defined in the Merger Agreement); and (b)(1) any change in the persons who constitute the board of directors of the Company as of the date of the Lazard Voting Agreement (or their successors who were so ap proved); (2) except as permitted in the Merger Agreement, any change in the present capitalization of the Company or any amendment to the Company’s charter or bylaws; (3) except as permitted in the Merger Agreement, any other material change in the Company’s corporate structure or business; or (4) any other action or proposal involving the Company or any of its subsidiaries that, to the knowledge of any of the Lazard Entities, is intended, or could reasonably be expected, to prevent, impede with, materially delay or materially adversely affect the transactions contemplated by the Merger Agreement. The Lazard Voting Agreement does not apply with respect to 2,261,006 shares of Common Stock currently owned by the Lazard Entities.

     Under the Lazard Voting Agreement, each of the Lazard Entities appointed Stuart A. Tanz, or in his absence, Joseph B. Tyson or such other designee as may be certified by Stuart A. Tanz, as its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent until the termination of the Lazard Voting Agreement with respect to the Subject Lazard Shares in accordance with the requirements of the Lazard Voting Agreement described in the immediately preceding paragraph. In addition, each of the Lazard Entities agreed not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (each, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Lazard Shares; provided, however, that any of the Lazard Entities may Transfer some or all of the Subject Lazard Shares to another of the Lazard Entities so long as such Lazard Entity agrees to be bound by the terms of the Lazard Voting Agreement, (ii) acquire any additional securities of the Company, except for the exercise of its participation rights under Section 4.2 of that certain Stockholders Agreement by and among Lazard, LF Investors, Prometheus LLC and the Company, dated as of June 1, 1997, and (iii) take any action that would have the effect of preventing, impeding, interfering with or materially adversely affecting its ability to perform its obligations under the Lazard Voting Agreement.

CUSIP No. 40443E100	13D	Page 8 of 11 Pages

     The Lazard Voting Agreement will terminate upon the earlier to occur of (i) the mutual consent of Pan Pacific and each of the Lazard Entities, (ii) the effective time of the Merger, (iii) the date of the termination of the Merger Agreement in accordance with its terms, and (iv) April 30, 2003.

     The Merger Agreement, the Management Voting Agreement and the Lazard Voting Agreement are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4. Purpose of Transaction.

     (a)  - (j) The purpose of the Management Voting Agreement is to facilitate the Merger pursuant to the Merger Agreement. The information set forth, or incorporated by reference, in Item 3 is incorporated herein by reference. Upon consummation of the Merger, (i) the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the charter and bylaws of the Surviving Corporation; (ii) the officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the charter and bylaws of the Surviving Corporation; (iii) the charter of the Surviving Corporation will be amended in its entirety to read as the charter of Merger Sub, as in effect immediately prior to the Merger, except that the name of the Surviving Corporation will be changed to “Pan Pacific (CTA), Inc.”; (iv) the bylaws of the Surviving Corporation will be amended to read in their entirety as the bylaws of Merger Sub, as in effect immediately prior to the Merger; (v) the Common Stock will no longer be listed or traded on any securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association; and (vi) the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

     (a)  Mr. Fox beneficially owns 909,849 shares of Common Stock, Mr. Gulland beneficially owns 324,797 shares of Common Stock (including 142,500 shares underlying options exercisable within 60 days of the date hereof) and Mr. Stokx beneficially owns 153,871 shares of Common Stock (including 150,000 shares underlying options exercisable within 60 days of the date hereof), representing 3.26%, 1.16%, and 0.55%, respectively, of the shares of Common Stock outstanding as of November 5, 2002.

     In addition, by virtue of the Merger Agreement, the Management Voting Agreement and the Lazard Voting Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes Pan Pacific, the Reporting Persons and the Lazard Entities. While none of the Reporting Persons concedes that such a “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 17,055,183 shares of Common Stock

CUSIP No. 40443E100	13D	Page 9 of 11 Pages

(including 292,500 shares underlying options exercisable within 60 days of the date hereof), representing 60.52% of the shares of Common Stock outstanding as of November 5, 2002.

     Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons, the Lazard Entities, and Pan Pacific (except to the extent such Reporting Person may be deemed to share beneficial ownership of any shares of Common Stock with Pan Pacific, as described in Item 5(b) below).

     (b)  The information set forth, or incorporated by reference, in Items 3 and 4 is incorporated herein by reference. Pursuant to the Management Voting Agreement, each Reporting Person shares voting and dispositive power with respect to their shares of Common Stock with Pan Pacific. Pan Pacific is a Maryland corporation with its principal office and principal place of business located at 1361-B South Melrose Drive, Vista, California, 92083. Pan Pacific is a self-administered and self-managed real estate investment trust, whose portfolio consists principally of community and neighborhood shopping centers predominantly located in Western U.S. markets. To the knowledge of the Reporting Persons, during the last five years, Pan Pacific has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (c)  Except for the information set forth, or incorporated by reference, in Item 3, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

     (d)  To the knowledge of each Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated herein by reference. Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 40443E100	13D	Page 10 of 11 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1 —	Agreement and Plan of Merger, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Center Trust, Inc. and MB Acquisition, Inc. (Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated November 5, 2002 (filed November 7, 2002), is incorporated herein by reference).

Exhibit 2 —	Stockholders Voting Agreement, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Edward D. Fox, Jr., Stuart J.S. Gulland and Edward A. Stokx (Exhibit 10.1 to Pan Pacific’s Current Report on Form 8-K, dated November 5, 2002 (filed November 7, 2002), is incorporated herein by reference).

Exhibit 3 —	Stockholders Voting Agreement, dated as of November 5, 2002, by and among Pan Pacific Retail Properties, Inc., Lazard Frères Real Estate Investors, L.L.C., LF Strategic Realty Investors L.P., Prometheus Western Retail Trust, and Prometheus Western Retail, L.L.C. (Exhibit 10.2 to Pan Pacific’s Current Report on Form 8-K, dated November 5, 2002 (filed November 7, 2002), is incorporated herein by reference).

Exhibit 4 —	Joint Filing Agreement.

CUSIP No. 40443E100	13D	Page 11 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2002	EDWARD D. FOX, JR.

/s/ Edward D. Fox, Jr.

Dated: November 15, 2002	STUART J.S. GULLAND

/s/ Stuart J.S. Gulland

Dated: November 15, 2002	EDWARD A. STOKX

/s/ Edward A. Stokx